                                                                    EXHIBIT 12.2


                    CENCOM CABLE INCOME PARTNERS II, L.P.
               RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
                        (In Thousands, Except Ratios)


                                           1997      1996    1995      1994      1993
                                           ----      ----    ----      ----      ----
Earnings
--------
  Net loss (2)                              185   (1,447)   (2,293)   (5,256)   (8,654)
  Fixed Charges                           1,329    2,842     3,455     3,158     2,139
                                         ------   ------    ------    ------    ------
       Earnings                           1,514    1,395     1,162    (2,098)   (6,515)
                                         ======   ======    ======    ======    ======

Fixed Charges
-------------
  Interest Expense                          944    2,835     3,373     3,153     2,137
  Interest Element of Rentals                 5        7         8         5         2
  Amortization of debt costs                380     --          74      --        --
                                         ------   ------    ------    ------    ------
       Total Fixed Charges                1,329    2,842     3,455     3,158     2,139
                                         ======   ======    ======    ======    ======

Ratio of Earnings to Fixed Charges (1)     1.14      -         -         -         -



(1) Earnings for the year ended December 31, 1996, 1995, 1994 and 1993 were insufficient to cover the fixed charges by $1,447, $2,293, $5,256 and $8,654 respectively. As a result of such deficiencies, the ratios are not presented above.

(2) Net loss excludes gain from sale of cable television systems and equity in income (loss) of unconsolidated limited partnership.